UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-286106) of WeRide Inc. (the “Company”), including any prospectuses forming a part of such Registration Statement, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

As previously announced on April 3, 2025, Alliance Ventures, B.V., a shareholder of the Company (“Alliance”) has identified Mr. Kazuhiro Doi as a candidate to replace for Mr. Takao Asami as director of the Board of Directors (the “Board”) of the Company following Mr. Asami’s resignation from the Board.

Effective April 18, 2025, the Board has officially appointed Mr. Doi as a member of the Board. Mr. Doi will enter into the Company’s standard form of indemnification agreement, a copy of which is filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-281054), as amended, initially filed with the United States Securities and Exchange Commission on July 26, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

Dated: April 18, 2025	By:	/s/ Jennifer Li
	Name:	Jennifer Li
	Title:	Chief Financial Officer